Exhibit 99.2

OPC Energy Ltd.

Condensed Consolidated Interim

Financial Statements

As of June 30, 2026

(Unaudited)

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

Somekh Chaikin

Millennium Tower KPMG

17 Ha’Arba’a St., P.O.B. 609

Tel Aviv 6100601

+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – the “Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as of June 30, 2026 and the condensed consolidated interim statements of profit and loss, comprehensive income, changes in equity and cash flows for the six-and three-month periods then ended.The Board of Directors and management are responsible for preparing and presenting financial information for these interim periods in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for these interim periods under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for these interim periods based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters which may have been identifiable in an audit.Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin

Certified Public Accountants

August 11, 2026

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

Somekh Chaikin

Millennium Tower KPMG

17 Ha’Arba’a St., P.O.B. 609

Tel Aviv 6100601

+972-3-684-8000

August 11, 2026

To:

The Board of Directors of

OPC Energy Ltd. (hereinafter – the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2026

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf prospectus of May 2026:

(1)	Independent auditors’ review report of August 11, 2026 on the Company’s Condensed Consolidated Financial Information as of June 30, 2026 and for the six-and three-month periods then ended.

(2)	Independent auditors’ special report of August 11, 2026 on the Company’s separate interim financial information as of June 30, 2026, in accordance with Regulation 38D to the Securities Regulations (Periodic and Immediate Reports), 1970 and for the six- and three-month periods then ended.

Respectfully,

Somekh Chaikin

Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	June 30, 2026(2)	June 30, 2025(1)	December 31, 2025(1)
	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million

Current assets

Cash and cash equivalents	1,261	470	913
Trade receivables	186	121	137
Other receivables and debit balances	56	21	64

Total current assets	1,503	612	1,114

Non-current assets

Long-term restricted deposits and cash	187	16	164
Long-term receivables and debit balances	60	45	118
Investments in associates	1,015	1,569	1,626
Long-term derivative financial instruments	15	12	13
Property, plant & equipment	3,486	1,247	1,380
Right-of-use assets and deferred expenses	341	192	200
Intangible assets	89	79	83

Total non-current assets	5,193	3,160	3,584

Total assets	6,696	3,772	4,698

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	Balances as of June 30, 2026 include the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of (cont.)

	June 30, 2026(2)	June 30, 2025(1)	December 31, 2025(1)
	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million

Current liabilities

Loans and credit from banking corporations and financial institutions (including current maturities)	131	27	41
Current maturities of bonds	72	70	76
Trade payables	248	95	127
Payables and credit balances	84	77	115
Short-term derivative financial instruments	73	—	—

Total current liabilities	608	269	359

Non-current liabilities

Long-term loans from banking corporations, financial institutions and others	2,166	712	1,004
Long-term debt from non-controlling interests	158	132	138
Bonds	449	459	510
Long-term lease liabilities	159	8	7
Long-term derivative financial instruments	49	—	1
Other long-term liabilities	62	3	5
Deferred tax liabilities	179	152	164

Total non-current liabilities	3,222	1,466	1,829

Total liabilities	3,830	1,735	2,188

Equity

Share capital	1	1	1
Share premium	2,016	1,389	1,759
Capital reserves	134	98	112
Retained earnings	180	76	156

Total equity attributable to the Company’s shareholders	2,331	1,564	2,028

Non-controlling interests	535	473	482

Total equity	2,866	2,037	2,510

Total liabilities and equity	6,696	3,772	4,698

Yair Caspi	Giora Almogy	Ana Bernstein Schwartzman
Chairman of the Board of Directors	CEO	CFO

Approval date of the financial statements: August 11, 2026

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	Balances as of June 30, 2026 include the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Income

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	(2)2026	(1)2025	(2)2026	(1)2025	(1)2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million	USD million	USD million

Revenues from sales and provision of services	696	378	379	195	869
Cost of sales and services (excluding depreciation and amortization)	(510)	(289)	(265)	(150)	(655)
Depreciation and amortization	(54)	(34)	(30)	(17)	(67)

Gross income	132	55	84	28	147

Share in profits of associates	38	59	4	21	152
Compensation for loss of income	—	—	—	—	4
General and administrative expenses	(45)	(41)	(22)	(26)	(106)
Business development expenses	(3)	(2)	(1)	(1)	(4)
Reclassification of a reserve in respect of settled hedges to profit or loss following assumption of control in associates	(11)	—	(11)	—	—
Other revenues (expenses), net	(27)	(4)	(10)	(1)	27

Operating profit	84	67	44	21	220

Finance expenses	(63)	(39)	(32)	(23)	(86)
Finance income	21	6	10	3	23

Finance expenses, net	(42)	(33)	(22)	(20)	(63)

Profit before taxes on income	42	34	22	1	157

Income tax expenses	(13)	(7)	(7)	1	(25)

Profit for the period	29	27	15	2	132

Attributable to:
The Company’s shareholders	24	20	12	2	100
Non-controlling interests	5	7	3	—	32

Profit for the period	29	27	15	2	132

Earnings per share attributable to the Company’s owners

Basic and diluted earnings per share (in USD)	0.08	0.28	0.05	0.02	0.36

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	The statement of income for the six- and three-month periods ended June 30, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	(2)2026	(1)2025	(2)2026	(1)2025	(1)2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USDmillion	USD million	USD million

Profit for the period	29	27	15	2	132

Components of other comprehensive income (loss) which were recognized in comprehensive income were or will be carried to profit and loss

Effective portion of the change in the fair value of cash flow hedges	(72)	(1)	(51)	—	(2)
Net change in fair value of derivatives used to hedge cash flows carried to the cost of the hedged item	1	—	1	—	—
Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(1)	(1)	(1)	(1)	(1)
Group’s share in other comprehensive loss of associates, net of tax	(17)	(26)	(10)	(10)	(62)
Classification to profit and loss due to the first-time consolidation of associates	40	—	25	—	—
Tax on other comprehensive income (loss) items	23	8	21	10	17

Total other comprehensive loss which was recognized in comprehensive income and was or will be carried to profit and loss, net of tax	(26)	(20)	(15)	(1)	(48)

Items of other comprehensive income not carried to profit and loss

Net exchange rate differences arising from translation of financial statements into presentation currency (3)	50	30	45	34	67

Total other comprehensive income not carried to profit and loss	50	30	45	34	67

Other comprehensive income for the period, net of tax	24	10	30	33	19

Total comprehensive income for the period	53	37	45	35	151

Attributable to:
The Company’s shareholders	51	30	42	27	125
Non-controlling interests	2	7	3	8	26
Comprehensive income for the period	53	37	45	35	151

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	The statement of comprehensive income for the six- and three-month periods ended June 30, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

(3)	Arises mainly from appreciation of the NIS against the USD in the six- and three-month periods ended June 30, 2026 and in the year ended December 31, 2025.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Presentation currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million
	(Unaudited)

For the six-month period ended June 30, 2026

Balance as of January 1, 2026	1	1,759	62	(24)	74	156	2,028	482	2,510

Issuance of shares (less issuance expenses)	**-	255	—	—	—	—	255	—	255
Investments by holders of non-controlling interests in equity of subsidiary	—	—	—	—	—	—	—	54	54
Share-based payment	—	—	2	—	—	—	2	—	2
Exercised options and RSUs	**-	2	(2)	—	—	—	—	—	—
Other	—	—	(5)	—	—	—	(5)	(3)	(8)
Other comprehensive income (loss) for the period, net of tax	—	—	—	(30)	57	—	27	(3)	24
Profit for the period	—	—	—	—	—	24	24	5	29

Balance as of June 30, 2026	1	2,016	57	(54)	131	180	2,331	535	2,866

For the six-month period ended June 30, 2025 (*)

Balance as of January 1, 2025	1	1,151	70	18	7	56	1,303	458	1,761

Issuance of shares (less issuance expenses)	**-	231	—	—	—	—	231	—	231
Investments by holders of non-controlling interests in equity of subsidiary	—	—	—	—	—	—	—	10	10
Share-based payment	—	—	1	—	—	—	1	—	1
Exercised and expired options and RSUs	**-	7	(7)	—	—	—	—	—	—
Dividend paid to non-controlling interests	—	—	—	—	—	—	—	(3)	(3)
Other	—	—	(1)	—	—	—	(1)	1	—
Other comprehensive (income) loss for the period, net of tax	—	—	—	(18)	28	—	10	—	10
Profit for the period	—	—	—	—	—	20	20	7	27

Balance as of June 30, 2025	1	1,389	63	—	35	76	1,564	473	2,037

(*) The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(**) Amount is less than USD 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Presentation currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million
	(Unaudited)

For the three-month period ended June 30, 2026

Balance as of April 1, 2026	1	2,015	57	(32)	79	168	2,288	532	2,820

Share-based payment	—	—	1	—	—	—	1	—	1
Exercised options and RSUs	**-	1	(1)	—	—	—	—	—	—
Other comprehensive income (loss) for the period, net of tax	—	—	—	(22)	52	—	30	—	30
Profit for the period	—	—	—	—	—	12	12	3	15

Balance as of June 30, 2026	1	2,016	57	(54)	131	180	2,331	535	2,866

For the three-month period ended June 30, 2025 (*)

Balance as of April 1, 2025	1	1,152	69	7	3	74	1,306	461	1,767

Issuance of shares (less issuance expenses)	**-	231	—	—	—	—	231	—	231
Investments by holders of non-controlling interests in equity of subsidiary	—	—	—	—	—	—	—	6	6
Share-based payment	—	—	1	—	—	—	1	—	1
Exercised and expired options and RSUs	**-	6	(6)	—	—	—	—	—	—
Dividend paid to non-controlling interests	—	—	—	—	—	—	—	(3)	(3)
Other	—	—	(1)	—	—	—	(1)	1	—
Other comprehensive income (loss) for the period, net of tax	—	—	—	(7)	32	—	25	8	33
Profit for the period	—	—	—	—	—	2	2	—	2

Balance as of June 30, 2025	1	1,389	63	—	35	76	1,564	473	2,037

(*) The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(**) Amount is less than USD 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Presentation currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million
	(Audited)
For the year ended December 31, 2025 (*)

Balance as of January 1, 2025	1	1,151	70	18	7	56	1,303	458	1,761

Issuance of shares (less issuance expenses)	**-	599	—	—	—	—	599	—	599
Investments by holders of non-controlling interests in equity of subsidiary	—	—	—	—	—	—	—	15	15
Share-based payment	—	—	2	—	—	—	2	—	2
Exercised and expired options and RSUs	**-	9	(9)	—	—	—	—	—	—
Dividend to non-controlling interests	—	—	—	—	—	—	—	(18)	(18)
Other	—	—	(1)	—	—	—	(1)	1	—
Other comprehensive income (loss) for the year, net of tax	—	—	—	(42)	67	—	25	(6)	19
Profit for the year	—	—	—	—	—	100	100	32	132

Balance as of December 31, 2025	1	1,759	62	(24)	74	156	2,028	482	2,510

(*) The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(**) Amount is less than USD 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	(2)2026	(1)2025	(2)2026	(1)2025	(1)2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million	USD million	USD million
Cash flows from operating activities
Profit for the period	29	27	15	2	132
Adjustments:
Depreciation and amortization	57	36	32	18	73
Diesel fuel consumption	6	5	1	4	8
Finance expenses, net	42	33	22	20	63
Income tax expenses	13	7	7	(1)	25
Share in profits of associates	(38)	(59)	(4)	(21)	(152)
Other expenses (revenues), net	27	4	10	1	(27)
Proceeds in respect of development fees from the Basin Ranch Power Plant	—	—	—	—	28
Share-based payment transactions	10	11	5	11	43
	146	64	88	34	193

Changes in trade and other receivables	(46)	(37)	(73)	(42)	(66)
Payment under CPV Group’s profit participation plan	(70)	—	—	—	—
Changes in trade payables, service providers, payables and other long-term liabilities	(12)	35	38	22	74
	(128)	(2)	(35)	(20)	8

Dividends received from associates	32	27	11	11	100
Income taxes paid	(2)	—	(1)	—	(5)

Net cash provided by operating activities	48	89	63	25	296

Cash flows used in investing activities

Interest received	27	4	11	1	20
Change in restricted deposits and cash, net (3)	—	2	—	2	(146)
Acquisition of subsidiaries, net of cash acquired (4)	19	—	(45)	—	—
Investment in associates	(89)	(110)	(12)	(33)	(292)
Repayment of subordinated long-term loans to Valley	29	—	—	—	—
Purchase of property, plant, and equipment, intangible assets and deferred expenses	(418)	(38)	(292)	(25)	(116)
Advance payment in respect of acquisition of the remaining ownership stakes in Basin Ranch	—	—	—	—	(58)
Proceeds for repayment of partnership capital from associates	32	1	21	1	45
Other	(2)	1	(1)	1	12

Net cash used for investing activities	(402)	(140)	(318)	(53)	(535)

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	The statement of cash flow for the six- and three-month periods ended June 30, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

(3)	In 2025 - mostly in respect of balances designated for the construction of the Basin Ranch power plant.

(4)	Regarding the first-time consolidation of the Shore, Maryland and Basin Ranch power plants, for further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	(2)2026	(1)2025	(2)2026	(3)2025	(1)2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million	USD million	USD million
Cash flows provided by financing activities
Proceeds of share issuance, less issuance expenses (3)	255	231	—	231	599
Proceeds of bond issuance, less issuance expenses	—	—	—	—	152
Receipt of long-term loans from banking corporations and financial institutions, net (4)	506	85	400	43	348
Receipt of long-term debt from non-controlling interests	15	3	—	2	5
Investments by holders of non-controlling interests in equity of subsidiary	54	10	—	6	15
Change in short-term loans from banking corporations, net	39	(1)	34	(1)	4
Interest paid	(49)	(25)	(20)	(9)	(53)
Dividend paid to non-controlling interests	—	(3)	—	(3)	(18)
Repayment of long-term loans from banking corporations and others	(37)	(12)	(21)	(6)	(28)
Repayment of long-term loans from non-controlling interests	—	(14)	—	(6)	(18)
Repayment of bonds (5)	(107)	(29)	(69)	—	(153)
Repayment of principal in respect of lease liabilities	(9)	—	(4)	—	—
Other	(8)	4	—	5	1
Net cash provided by financing activities	659	249	320	262	854

Net increase in cash and cash equivalents	305	198	65	234	615

Balance of cash and cash equivalents as of the beginning of the period	913	264	1,158	225	264

Effect of exchange rate fluctuations on cash and cash equivalent balances	43	8	38	11	34

Balance of cash and cash equivalents as of the end of the period	1,261	470	1,261	470	913

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	The statement of cash flow for the six- and three-month periods ended June 30, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company’s financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

(3)	For further details, see Note 7D.

(4)	For details regarding the drawdown of long-term loans during the Reporting Period and the main terms and conditions thereof, see Note 7A.

(5)	Including amounts in respect of partial early redemptions of Bonds (Series B) carried out in the second quarter of 2026 and the third quarter of 2025. For further details, see Note 7A8 and Note 15C2 to the Annual Financial Statements, respectively.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 1 - GENERAL

Reporting entity

OPC Energy Ltd. (hereinafter – the “Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road, Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter – the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter – the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the report date, the Company and its investees (hereinafter – the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For details regarding the Group’s operating segments during the Reporting Period, see Note 25 to the Financial Statements as of the date and for the year ended December 31, 2025 (hereinafter – the “Annual Financial Statements”).

During the first half of 2026, following the completion of the transactions to acquire their remaining ownership interests, the Company started consolidating the Shore and Basin Ranch power plants (under construction) in its financial statements as from the first quarter, and the Maryland power plant, as from the second quarter, as detailed in Note 6 below. Prior to assuming control therein, the Group’s investments in these power plants were accounted for using the equity method.

NOTE 2 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (hereinafter - “IFRS”)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) – “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The Condensed Consolidated Interim Financial Statements were approved for publication by the Company’s Board of Directors on August 11, 2026.

B.	Functional and presentation currency

Further to the disclosures in Note 2B to the annual financial statements regarding the assessment of a change in the Company’s functional currency, as of January 1, 2026, the Company changed its presentation currency from NIS to the USD (hereinafter – “USD”), while at this stage, the functional currency remains without change. In the Company’s opinion, the presentation of the financial statements in USD provides more relevant information to the users of the financial statements, due to, among other things, the continued growth and substantial increase in the volume of activity in the United States and the improvement of comparability with similar global companies.

The change in the presentation currency was accounted for retrospectively in accordance with the provisions of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors - and IAS 21 - The Effects of Changes in Foreign Exchange Rates. Accordingly, the financial data relating to the comparative periods have been restated to reflect the change in the presentation currency retrospectively, as follows:

1.	Assets and liabilities for each presented balance sheet date (including comparative data) were translated at the representative rate at the closing date of each balance sheet date.

2.	Revenues, expenses and other comprehensive income line items for each presented period were translated according to the exchange rates on the transaction dates (or according to the average exchange rate for the reporting periods, as an approximation of the exchange rates on the transaction dates).

3.	Equity line items (excluding a capital reserve from translation differences line items) have been translated based on historical exchange rates.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 2 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

B.	Functional and presentation currency (cont.)

Translation differences arising from the presentation of the Financial Statements in USD are recognized in other comprehensive income and incurred as a separate component in equity (translation reserve for the presentation currency).

The change in presentation currency had no effect on the Group’s results, financial position, or cash flows, other than the manner in which they are presented.

C.	Use of estimates and judgments

In preparing the Condensed Consolidated Interim Financial Statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the accounting policies and the amounts of assets, liabilities, revenues and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

Change in the estimated useful life of property, plant & equipment

Upon completion of the acquisition of the title to the land on which the Hadera Power Plant is located, as detailed in Note 8A2C, the restriction placed on the useful life of the power plant due to the term of the lease agreement was removed. Accordingly, and based on the opinion of an independent external expert, the useful life of the power plant has been extended. The change in the estimate is accounted for prospectively, as from June 30, 2026, and is expected to reduce the Company’s annual depreciation expenses by approx.USD 4 million.

For details regarding extending the useful life of the Rotem Power Plant during the fourth quarter of 2025, see Note 2E1 to the Annual Financial Statements.

D.	Seasonality

The revenues of the Group companies from the sale of energy in Israel are mostly based on the load and time tariff (hereinafter – the “DSM Tariff”), which is published by the Israeli Electricity Authority, with a certain discount with respect to the generation component. The year is broken down into three seasons: summer (June through September), winter (December, January and February) and transitional (March through May and October through November), with each season having a different tariff for each demand hour cluster.

In the United States, the electricity tariffs are not regulated and are affected by the demand for electricity, which is generally higher than average during the summer and winter; electricity tariffs are also materially affected by natural gas prices, which may generally be higher in winter than the annual average. In addition, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer, whereas in solar-powered projects solar radiation tends to be higher during the spring and summer months and lower during the fall and winter months.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The Group’s accounting policies in these Condensed Consolidated Interim Financial Statements are the same as the accounting policies applied to the Annual Financial Statements, except for a change in the presentation currency, as stated in Note 2B above.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 4 - SEGMENT REPORTING

Further to that which is stated in Note 25 to the Annual Financial Statements, except for the change outlined below, during the Reporting Period there were no changes in the composition of the Group’s reportable segments, or in the manner of measuring their results by the chief operating decision maker. As from the second quarter of 2026, upon the completion of the transactions for the acquisition of all ownership interests in the Shore and Maryland power plants, the Group’s operating segments in the United States were modified, such that the retail electricity sale activity, which serves as a complementary tier to CPV Group’s generation activities, constitutes part of the Energy Transition Segment. The comparative figures were retrospectively adjusted to reflect the abovementioned change.

	For the six-month period ended June 30, 2026
	Israel	US Energy Transition	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In USD million	(Unaudited)

Revenues from sales and provision of services	384	682	35	—	(405)	696

EBITDA after proportionate consolidation[1]	90	169	22	(3)	(125)	153

Adjustments:
Share in profits of associates						38
General and administrative expenses at the US headquarters (not attributed to US segments)						(18)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(5)
Total EBITDA						168

Depreciation and amortization						(57)
Finance expenses, net						(42)
Other expenses, net						(27)
						(126)

Profit before taxes on income						42

Income tax expenses						(13)

Profit for the period						29

	For the six-month period ended June 30, 2025
	Israel	US Energy Transition (*)	US Renewable Energies	Other activities in the US (*)	Adjustments to consolidated	Consolidated – total
In USD million	(Unaudited)

Revenues from sales and provision of services	299	442	25	—	(388)	378

EBITDA after proportionate consolidation	74	137	16	(1)	(155)	71

Adjustments:
Share in profits of associates						59
General and administrative expenses at the US headquarters (not attributed to US segments)						(20)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(3)
Total EBITDA						107

Depreciation and amortization						(36)
Finance expenses, net						(33)
Other expenses, net						(4)
						(73)

Profit before taxes on income						34

Income tax expenses						(7)

Profit for the period						27

(*) The comparative figures were retrospectively adjusted to reflect the abovementioned change.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 4 - SEGMENT REPORTING (cont.)

	For the three-month period ended June 30, 2026
	Israel	US Energy Transition	US Renewable Energies	Other activities in the US	Adjustments to consolidated	Consolidated – total
In USD million	(Unaudited)

Revenues from sales and provision of services	203	239	18	—	(81)	379

EBITDA after proportionate consolidation	46	86	11	(2)	(49)	92

Adjustments:
Share in profits of associates						4
General and administrative expenses at the US headquarters (not attributed to segments)						(8)
General and administrative expenses at the Company’s headquarters (not attributed to segments)						(2)
Total EBITDA						86

Depreciation and amortization						(32)
Finance expenses, net						(22)
Other expenses, net						(10)
						(64)

Profit before taxes on income						22

Income tax expenses						(7)

Profit for the period						15

	For the three-month period ended June 30, 2025
	Israel	US Energy Transition (*)	US Renewable Energies	Other activities in the US (*)	Adjustments to consolidated	Consolidated – total
In USD million	(Unaudited)

Revenues from sales and provision of services	153	201	12	—	(171)	195

EBITDA after proportionate consolidation	36	62	9	(1)	(71)	35

Adjustments:
Share in profits of associates						21
General and administrative expenses at the US headquarters (not attributed to US segments)						(15)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(1)
Total EBITDA						40

Depreciation and amortization						(18)
Finance expenses, net						(20)
Other expenses, net						(1)
						(39)

Profit before taxes on income						1

Income tax expenses						1

Profit for the period						2

(*) The comparative figures were retrospectively adjusted to reflect the abovementioned change.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 4 - SEGMENT REPORTING (cont.)

	For the year ended December 31, 2025
	Israel	US Energy Transition (*)	US Renewable Energies	Other activities in the US (*)	Adjustments to consolidated	Consolidated – total
In USD million	(Audited)

Revenues from sales and provision of services	672	975	54	—	(832)	869

EBITDA after proportionate consolidation	177	317	30	(4)	(347)	173

Adjustments:
Share in profits of associates						152
General and administrative expenses at the US headquarters (not attributed to US segments)						(52)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(7)
Total EBITDA						266

Depreciation and amortization						(73)
Finance expenses, net						(63)
Other revenues, net						27
						(109)

Profit before taxes on income						157

Income tax expenses						(25)

Profit for the year						132

(*) The comparative figures were retrospectively adjusted to reflect the abovementioned change.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 5 - REVENUES FROM SALES AND PROVISION OF SERVICES

Composition of revenues from sales and provision of services:

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2026	2025	2026	2025	2025
In USD million	(Unaudited)		(Unaudited)		(Audited)

Revenues in Israel
Revenues from sale of electricity in Israel and availability:
Revenues from the sale of energy to private customers	201	155	105	77	368
Revenues from energy sales to the system operator and other suppliers	25	29	10	15	52
Revenues for capacity services	21	19	11	10	41
Revenues from the sale of energy to the system operator, at cogeneration tariff	13	14	10	9	22

Revenues from sale of steam in Israel	10	9	6	5	17
Other revenues in Israel	—	—	—	—	1

Total revenues from sale of energy and others in Israel (excluding infrastructure services)	270	226	142	116	501

Revenues from private customers for infrastructure services	114	73	61	37	171

Total revenues in Israel	384	299	203	153	672
Revenues in the US
Revenues in the Energy Transition Segment (1):
Revenues from the generation and sale of electricity	160	—	76	—	—
Realization of derivatives in respect of hedging of electricity prices	(21)	—	9	—	—
Revenues for availability payments	39	—	25	—	—
Revenues from sale of electricity - retail	109	54	53	29	136
Revenues from provision of services and other	25	25	13	13	61

Total revenues in the US	312	79	176	42	197

Total revenues	696	378	379	195	869

(1)	As from January 2026, the Company has been consolidating the Shore power plant in its financial statements, and as from May 2026 - the Maryland power plant. For further details, see Notes 6B and 6C.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 6 - SUBSIDIARIES

A.	Acquisition of the remaining ownership interests in the Basin Ranch project (under construction)

Subsequent to that which is stated in Note 23E1 to the Annual Financial Statements - regarding the CPV Group’s engaging (through a wholly-owned subsidiary) in an agreement with the remaining partner in the Basin Ranch project (hereinafter - the “Seller”) to acquire the remaining 30% stake in the project (hereinafter - the “Acquisition Agreement”), such that following the completion of the transaction, the CPV Group shall wholly own (100%) the project - in February 2026, the acquisition transaction was completed, and as from that date, the project has been consolidated into the Company’s financial statements.

The total amount set in the Acquisition Agreement totals approx. USD 371 million(1)as detailed in Note 23E1 to the Annual Financial Statements.

The acquisition transaction was accounted for as an asset acquisition transaction. For further details, see Note 3B3 to the Annual Financial Statements.

Following is the allocation of the total cost of investment totaling approx. USD 353 million (*) to assets and liabilities of Basin Ranch:

USD million
Property, plant and equipment	433
Loan from TEF (for details, see Note 9A)	(140)
Other long-term liabilities	(54)
Other cash and cash equivalents, assets and liabilities, net	114
Total	353

(*) The total said investment cost includes the consideration paid for the acquisition of the remaining stake (30%) in the Basin Ranch project and the added balance of investment in the associate (70%) as of the transaction completion date.

For details regarding material agreements of the Basin Ranch project, see Notes 9D4, 14B4 and 26B7 to the Annual Financial Statements.

[1]	Under the Acquisition Agreement, the CPV Group serves as the guarantor for future payments payable to the seller subsequent to the completion of the transaction. Furthermore, the seller is entitled to their share in the balance of future development fees in respect of the Project totaling approx. USD 18 million, which are expected to be paid on the Project’s commercial operation date.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 6 - SUBSIDIARIES (cont.)

B.	Acquisition of the remaining ownership interests in the Shore power plant

Further to Note 23E2 to the Annual Financial Statements regarding CPV Group’s engagement in an agreement to acquire the remaining interests (approx. 11%) in the Shore power plant from the remaining partner in consideration for an immaterial amount, in January 2026, the acquisition transaction was completed, such that following its completion, the CPV Group holds 100% of the interests in Shore, and as of that date, the power plant is consolidated in the Company’s financial statements.

The acquisition transaction was accounted for as an asset acquisition transaction; for further details see Note 3B3 to the Annual Financial Statements.

Following is the allocation of the total cost of investment totaling approx. USD 173 million (*) to assets and liabilities of Shore:

USD million
Property, plant and equipment	518
Right-of-use asset	133
Bank loans	(295)
Lease liability	(171)
Derivative financial instruments	(15)
Other cash and cash equivalents, assets and liabilities, net	3
Total	173

(*) The total investment cost includes the consideration paid for the acquisition of the remaining stake (approx. 11%) in the Shore power plant and the balance of investment in the associate (approx. 89%) as of the transaction completion date.

Furthermore, on the acquisition transaction’s completion date during the first quarter of 2026, the Company recognized a (pre-tax) loss totaling approx. USD 15 million due to reclassification of capital reserves from other comprehensive income balances (mainly in respect of hedging of the spark spread) to profit and loss, which was included in the other expenses line item. As of the Report Date, a total of approx. USD 6 million was classified from the other expenses line item to the reclassification of a reserve in respect of settled hedges to profit or loss following assumption of control in associates line item, as a result of a revaluation of settled hedges.

For details regarding material agreements of the Shore Power Plant, see Notes 10C, 14B5 and 26B6 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 6 - SUBSIDIARIES (cont.)

C.	Signing an agreement for the acquisition of the remaining ownership interests in Maryland and disposal of the investment in Three Rivers

In March 2026, CPV Group entered into an acquisition agreement with the partner holding 25% of the remaining ownership interests in the Maryland power plant. In accordance with the agreement, in consideration for the partner’s ownership interests in Maryland, CPV Group will transfer to the partner its ownership interests (10%) in the Three Rivers power plant and a cash amount, which is immaterial. The transaction was completed on May 12, 2026.

Upon completion of the transaction, CPV Group holds all interests in the Maryland power plant and concurrently it ceased to hold the Three Rivers power plant. As of this date, the Maryland Power Plant will be consolidated into the Company’s financial statements.

The acquisition transaction will be accounted for as an asset acquisition transaction; for further details see Note 3B3 to the Annual Financial Statements.

Following is the allocation of the total cost of investment amounting to approx. USD 364 million (*) to Maryland’s assets and liabilities:

USD million
Property, plant and equipment	653
Bank loans	(265)
Derivative financial instruments	(40)
Other assets, net	16
Total	364

(*) The total investment cost includes the consideration paid for the acquisition of the remaining stake (25%) in the Maryland power plant and the balance of investment therein (75%) as of the transaction completion date.

Furthermore, on the acquisition transaction’s completion date, the Company recognized a: (1) (pre-tax) loss totaling approx. USD 28 million due to reclassification of capital reserves from other comprehensive income balances (mainly in respect of hedging of the spark spread) to profit and loss, which was included in the other expenses line item. As of the Report Date, a total of approx. USD 5 million was classified from the other expenses line item to the reclassification of a reserve in respect of settled hedges to profit and loss following assumption of control in associates line item, as a result of a revaluation of settled hedges; (2) Pre-tax capital gain from sale of the Company’s holding stake in Three Rivers totaling approx. USD 9 million.

Following is information regarding material agreements of the Maryland power plant:

1.	On May 31, 2013, Maryland entered into a natural-gas transmission agreement under which Maryland secured a capacity of up to 132,000 MMBtu per day. The agreement term is 20 years and Maryland has the option to extend it by a further five years. The transmission service tariffs under the agreement are based, among other things, on various cost components which are subject to periodic regulatory approvals and also include variable components charged in accordance with actual usage of transmission services. The estimated cost under the agreement from the date of Maryland’s consolidation in the Company’s financial statements through the end of the agreement term (excluding the option period), is approx. USD 49 million.

2.	On August 8, 2014, Maryland entered into a service agreement with its main equipment manufacturer for the provision of maintenance services for the combustion turbines. The term of the agreement is 20 years as from 2014 or earlier, if specific milestones will be achieved, which are based on use and wear and tear. In consideration for the maintenance services, Maryland pays fixed and variable payments as from the date set in the agreement. The estimated cost under the agreement from the date of Maryland’s consolidation in the Company’s financial statements through the end of the agreement term, is approx. USD 63 million.

3.	See Note 7A4 below regarding the senior finance agreement.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the Reporting Period

1.	Banking finance agreements in OPC Israel

In June 2026, OPC Israel (hereinafter - the “Borrower”) entered into finance agreements with Israel Discount Bank Ltd. and Bank Leumi le-Israel B.M. (hereinafter – “Bank Leumi”) for the provision of loans totaling approx. USD 68 million (NIS 200 million), whose purpose is long-term recycling of the Borrower’s debt and its ordinary course of business.

The above loans were received under terms and conditions similar to those of the Borrower’s other corporate finance agreements detailed in Note 14B1 to the Annual Financial Statements, including, among other things, the interest terms, principal repayment terms, collateral and pledges provided, restrictions and undertakings, conditions for distribution and compliance with financial covenants.

2.	Finance Agreement for the Hadera Extension Project

On June 2, 2026, Hadera Expansion entered into an agreement with Bank Leumi (hereinafter - the “Lender”)2 to finance the project’s construction, which includes the construction of a natural gas-fired power plant with combined cycle technology, with an estimated capacity of approx. 850 MW (hereinafter - the “Project”). On that date, Hadera Expansion also entered into an engineering, procurement, and construction (EPC) agreement for the Project. On June 18, 2026, the Israeli Electricity Authority received a tariff approval for the Project, as well as confirmation that Hadera Expansion meets the financial close terms and conditions, and on June 30, 2026 - the construction contractor was issued a notice to proceed (NTP).

For details regarding the construction agreement and agreement to purchase the Project's land (as well as the agreement to purchase the Hadera Project's lands), see Note 8A2B and Note 8A2C, respectively.

Following are the key principles of the Finance Agreement:

Loan facility amount	Facility of approx. USD 1.7 billion (approx. NIS 4.85 billion) (hereinafter - the “Loan Facility”).[3] The loan will be granted in NIS, such that a total of approx. 25% of the Loan Facility is linked to the CPI. The Loan Facility amount includes unexpected expenses and the estimated accrued interest amount as from the construction completion date until the first repayment date, as stated below. It is noted that the total senior debt is expected to account for approx. 80% of the expected cost of the construction.
Additional committed credit facilities[4]	A VAT facility totaling approx. USD 41 million (approx. NIS 115 million). As of the report date, a total of approx. USD 34 million (NIS 100 million) out of the facility was utilized.
Outstanding balance of principal as of June 30, 2026	Approx. USD 285 million (NIS 850 million) of the Loan facility
Drawdown conditions under the Finance Agreement	Drawdowns under the Finance Agreement are contingent upon conditions precedent, as is customary in similar senior debt finance agreements. These conditions include - under various drawdown stages (as the case may be): Obtaining the permits and approvals necessary for the Project’s construction commencement, including receipt of tariff approval from the Israeli Electricity Authority; providing equity (in installments, as detailed below); certain insurance coverage; meeting certain coverage ratios; executing certain Project agreements; issuing an NTP to the Contractor; providing collateral (as stated below); and absence of default events.
Repayment dates principal and interest

Loan term:

The Loan will be provided for an initial term of six (6) years from the first drawdown date; during the construction period, the Borrower may repay the Loan subject to payment of any financial damage costs (if any), with added penalty as is customary for agreements of this nature; in the period following the commercial operation date until the Loan’s final repayment - without payment of financial damage or early repayment penalty. If the Borrower elects not to repay the Loan (including accrued interest thereon) after 6 years will have elapsed from the first drawdown date, the Loan will remain outstanding for an additional period of up to 4 years (hereinafter - the “Additional Period"), with final repayment to occur no later than the end of the 10th year from the first drawdown date.

Interest and principal payment dates:

Principal: The principal amount of the loan shall be repaid in unequal quarterly installments, commencing at the end of six (6) years from the date of the first drawdown and continuing until the final repayment of the loan, as follows: In the second half of 2032: approx. 1.3%, in 2033: approx. 2.4%, in 2034: approx. 2.4%, in 2035: approx. 3.6%, in the first half of 2036: approx. 2.3%, and on the final repayment date, in 2036 - repayment of the outstanding principal: approx. 88%).

Interest: The interest payments are payable in quarterly installments after 6 years from the drawdown date (until which date, the interest shall accrue to the principal) until the final repayment date of the Loan principal.

Interest rate (annual)	The interest on the Loan is equal to the prime interest rate, plus an interest spread ranging from 0% to 0.7%, depending on (variable, within this range) the Loan term, and the Additional Period.

[2]	It is noted that the Lender has the right, as is customary in finance agreements of this nature and at its sole discretion, to introduce additional lenders through a syndication arrangement.

[3]	The Loan Facility includes LC facilities in favor of the Project’s key equipment supplier.

[4]	In addition, a non-committed hedging facility estimated at approx. USD 60 million was extended.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

2.	Finance Agreement for the Hadera Extension Project (cont.)

Guarantees and collateral

The Loan will be fully backed by a shareholders’ guarantee of OPC Israel, with respect to the Borrower’s undertakings under the Finance Agreement including (without limitation) in connection with the undertaking to provide the equity for the Project (with the equity to be disbursed in installments, according to the senior debt drawdown) and additional liabilities.

In addition, the Borrower shall provide collateral as is customary in Israel for such senior debt, including pledging, in favor of the senior debt lenders, all of its assets, as a first floating lien, as well as a first-degree fixed lien on all of the Borrower’s assets and rights, primarily the power plant, generation licenses and tariff approval, bank accounts, the Project’s land plots, rights under the various Project agreements (required for its construction and operation), and related rights. In addition, OPC Power Plants will pledge - in favor of the senior debt lenders - the Borrower’s shares and their related rights (including, in respect of shareholder loans and capital notes) and OPC Israel will pledge its rights with respect to the shareholder loans and capital notes.

Default financial covenants	●	During the construction period, until commercial operation date: Minimum LLCR (x1.05) for a capital injection by the shareholders (where failure to inject such capital will constitute a breach).
	●	During the commercial operation: Compliance by OPC Israel with its financial covenants, as detailed in Note 14B7 to the Annual Financial Statements.
Additional material terms and conditions

Additional terms and conditions, undertakings, representations and causes for immediate or mandatory repayment (if any) are as customary in agreements of this type in Israel, including (among other things and as the case may be) certain restrictions on the Borrower, in connection with assuming financial undertakings, restrictions on engaging in material agreements, changes in and termination of substantive agreements for the Project, restrictions on carrying out substantive actions in the framework of the Project and in the Project’s assets, obligations to comply with the law and regulations (including in the field of environmental protection), commitment to provide certain information and reports, purchasing insurance policies, prohibition on pledging the Project’s assets (other than liens under the Finance Agreement), all as specified in the Finance Agreement.

Default events and grounds for immediate and mandatory repayment as is generally accepted in agreements of this type, including: Restrictions on change of control in the Borrower (including in OPC Israel); cross acceleration as defined in the Finance Agreement; non-payment; failure to meet certain Project construction dates; default events of the Borrower and of key Project entities; legal or regulatory proceedings or matters as defined in the Finance Agreement; breach of covenants and undertakings (subject to remediation periods); non-compliance of OPC Israel with its financial covenants towards the Lenders, all in accordance with the definitions, remediation periods and other conditions set in the Finance Agreement.

Conditions for distribution	A distribution is prohibited until 6 years will have elapsed from the first drawdown date, and thereafter - a distribution may be made subject to the Borrower’s compliance with certain terms and conditions, including: the Borrower’s compliance with the historical ADSCR and for the subsequent calendar year - x1.1; OPC Israel’s compliance with the terms of the dividend distribution applicable thereto, as specified in Note 14B1 to the annual statements, execution of at least one principal payment and other terms and conditions as stipulated in the Finance Agreement.
Fees	Provisions have been established regarding fees, including an upfront fee and management and commitment fees, as is customary in finance agreements of this nature. For details regarding payments applicable in the event of an early repayment, see the principal and interest repayment schedule section above.

3.	Finance agreement with Bank Leumi in the CPV Group

Further to Note 14B3b regarding the signing of a finance agreement between CPV Group and Bank Leumi le-Israel B.M. for the purpose of obtaining a USD 300 million loan, to finance some of CPV Group’s share in the equity required for the Basin Ranch project, following the engagement in an agreement for the acquisition of the remaining ownership interests in the project - as stated in Note 6A above - which was finalized in February 2026, in January 2026 CPV Group and Bank Leumi entered into an amendment to the finance agreement, the primary purpose of which was a USD 130 million increase in the loan amount.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

4.	Project finance agreement (senior debt) in the Maryland Power Plant (consolidated in the Company’s financial statements as from the second quarter of 2026)

In 2021, Maryland entered into a finance agreement, as amended from time to time, the principal terms of which are set forth below:

Loan provision date	May 11, 2021
Loan facility amount	Long-term loan (as of the debt origination date) - USD 350 million
Additional committed credit facilities

Revolving ancillary credit facilities (working capital and letters of credit) - USD 100 million. As of the report date, a total of approx. USD 31 million out of the facility was utilized (mainly for letters of credit and working capital drawdowns).

Outstanding balance of principal as of June 30, 2026	Long-term loan of approx. USD 206 million
Interest rate as of the report date	Long-term loan: Interest based on SOFR plus a 3.25% spread. Revolving borrowing base facilities: Interest is based on SOFR plus a 2.75% spread. Non-utilization fee (annual): 0.5%.
Payment schedule of the principal and interest

The final repayment date of the long-term loan is May 2028 and that of the ancillary credit facilities - November 2027.

The frequency and scope of repayment of the long-term loan principal vary until the final repayment date, in accordance with a combination of a mandatory payment schedule and a repayment mechanism based on a quarterly leverage ratio, with a cash sweep of 50% to 75%.

Pledges	A first degree, senior, fixed and secured pledge on the project, its assets and the rights arising therefrom.
Default financial covenants and causes for repayment

The finance agreement includes grounds for repayment that are standard in agreements of this type, including, inter alia – breach of representations and commitments that have a material adverse effect, non-payment events, non-compliance with certain covenants and obligations, various default events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for availability and electricity – all in accordance with and subject to the terms and conditions, definitions and remedial periods detailed in the amendment to the finance agreement.

Furthermore, it is required to maintain a historical debt service coverage ratio (DSCR) of 1:1 over the past four quarters.

Other key conditions (including certain collateral)	The execution of a distribution is subject to the project company’s compliance with several conditions and covenants, including compliance with the requirements for reserves and that no grounds for repayment or a breach event in accordance with the finance agreement have taken place.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

5.	Further to Note 14B5 to the Annual Financial Statements, in May 2026, Shore’s finance agreement was amended such that the interest spread on the long-term loan (Term Loan B) was reduced from 3.75% to 3.25%. The reduction in the interest spread did not have a material effect on profit and loss.

6.	Short-term credit facilities:

As of the report approval date, the Company and OPC Israel have short-term committed credit facilities from Israeli banking corporations in effect as of various dates, most of which are during the second half of 2027. For details regarding the terms and conditions of the credit facilities, see Note 14B6 to the Annual Financial Statements. Following is information regarding the amounts of the binding facilities and their utilization as of the report date (in USD million):

	The facilities’ amount as of the report approval date	Utilization as of the report date (1)

Company	101	—
OPC Israel	101	1
The Company for the CPV Group (2)	165	114
CPV Group (3)	290	162
Total	657	277

(1)	Mostly for the purpose of letters of credit and bank guarantees.

(2)	As of the report approval date, the Company is seeking to increase the aforesaid facilities by approx. USD 160 million, such that the total amount, after receipt of the Bank's approval (insofar as it is received), will total approx. USD 325 million.

(3)	The facilities provided to CPV Group are backed by a Company guarantee. As of the report approval date, the scope of the said facilities has been increased by approx. USD 120 million.

Furthermore, as of the report date, non-binding credit facilities from banking corporations and financial institutions were utilized for the purpose of issuing letters of credit and bank guarantees in Israel totaling approx. USD 180 million (approx. NIS 536 million) and in the US - totaling approx. USD 80 million (guaranteed by the Company). The utilization of non-binding facilities is subject to the discretion of any financing entity on a case by case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

7.	In May 2026, Midroog reiterated the ratings of the Company and its bonds at A1.il, and revised the rating outlook from stable to positive. The change in the rating outlook reflects the strengthening of the Company’s financial profile against the background of a significant strengthening of the capital base and a continuous improvement in the results of the US Natural Gas Segment. In addition, in May 2026, S&P Maalot upgraded the Company’s credit rating to ilA+ with a stable outlook, due to continuous improvement in its financial profile alongside stronger business performance.

8.	On June 7, 2026, the Company made partial early redemption of Bonds (Series B) for a total of approx. USD 68 million (approx. NIS 200 million). The partial early redemption did not have a material effect on profit and loss.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

B.	Changes in the Group’s material guarantees:

Further to Note 14C to the Annual Financial Statements, following are details on the main changes which took place during the Reporting Period in the bank guarantee amounts given by Group companies to third parties:

	As of June 30, 2026	As of December 31, 2025
	USD million	USD million

In respect of operating projects in Israel	66	59
For projects under construction and development in Israel (1)	68	29
In respect of the filing of a bid in the Sorek tender	17	16
For virtual supply activity in Israel (2)	33	10
In respect of projects under construction and development in the US (CPV Group) (3)	70	50
For the Basin Ranch Project (4)	265	219
In respect of operating projects in the US Renewable Energies and Other Segment	21	21
Total	540	404

(1)	During the reporting period, OPC Israel provided to the Hadera Municipality a bank guarantee totaling approx. USD 35 million (approx. NIS 103 million); for details, see Note 8B.

(2)	During the reporting period, the bank guarantee provided in favor of the system operator was increased by approx. USD 19 million (approx. NIS 57 million) due to seasonality.

(3)	During the reporting period, additional bank guarantees were provided with respect to natural gas-fired projects under development with carbon capture potential totaling approx. USD 20 million.

(4)	From the Company's credit facilities or secured by the Company’s guarantee.

For details regarding the utilization of bank guarantees under the finance agreements in the CPV Group, Shore and Maryland see Note 14B3 to the Annual Financial Statements, Note 14B5 to the Annual Financial Statements and Note 7A4.

Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants:

Further to that which is stated in Note 15C to the Annual Financial Statements, following are the financial covenants attached to Bonds (Series B, C and D), as defined in the deeds of trust, and the actual amounts and/or ratios as of June 30, 2026:

Ratio	Required value – Series B	Required value – Series C and D	Actual value
Net financial debt (1) to adjusted EBITDA (2)	Will not exceed 13 (for distribution purposes – 11)	Will not exceed 13 (for distribution purposes – 11)	3.2
The Company shareholders’ equity (“separate”)	Will not fall below NIS 250 million (for distribution purposes – NIS 350 million)	With respect to Bonds (Series C):
will not fall below NIS 1 billion (for distribution purposes – NIS 1.4 billion)
With respect to Bonds (Series D):
will not fall below NIS 2 billion (for distribution purposes – NIS 2.4 billion)
			Approx. NIS 6,943 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 17% (for distribution purposes: 27%)	Will not fall below 20% (for distribution purposes: 30%)	81%
The Company’s equity to asset ratio (“consolidated”)	--	Will not fall below 17%	43%

(1) The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.

(2) Adjusted EBITDA as defined in the deeds of trust.

As of June 30, 2026, the Company complies with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants (cont.):

Further to Note 14 to the Annual Financial Statements, following are the financial covenants, as defined in the said note, which apply to Group companies in connection with their finance agreements with banking corporations (including long-term loans and short-term committed credit facilities), and the actual amounts and/or ratios as of June 30, 2026:

Breach ratio	Actual value
Financial covenants applicable to the Group in Israel
Covenants applicable to the Company in connection with committed credit facilities with Israeli banks[5]
The Company shareholders’ equity (“separate”)	Will not fall below NIS 1,200 million	Approx. NIS 6,943 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 30%	81%
The Company’s net debt to EBITDA ratio	Will not exceed 12	3.1

Covenants applicable to OPC Israel with respect to the corporate finance agreements[6]
OPC Israel’s equity capital	Will not fall below NIS 1,100 million	Approx. NIS 2,124 million
OPC Israel’s equity to asset ratio	Will not fall below 20%	30%
OPC Israel’s ratio of net debt to EBITDA	Will not exceed 8	4.5
Covenants applicable to Hadera in connection with the senior finance agreement
Minimum expected DSCR	1.10	1.14
Average expected DSCR	1.10	1.62
LLCR	1.10	1.59
Covenants applicable to Hadera Expansion in connection with the senior finance agreement
LLCR	1.05	1.40

Financial covenants applicable to the CPV Group in the US
In connection with the finance agreement with Bank Leumi
Equity attributable to the shareholders of the CPV Group	Will not fall below USD 750 million	Approx. USD 1,914 million
CPV Group’s EBITDA to net debt ratio	Will not exceed 7	2.9
Regarding the senior finance agreement in Shore
Historical DSCR	1.10	2.67
Regarding the senior finance agreement in Maryland
Historical DSCR	1.10	7.97

As of June 30, 2026, the Group companies comply with the said financial covenants.

_____________________________

5 Additionally, the Company has financial covenants applicable by virtue of the Hadera Equity Subscription Agreement, which are not stricter than the abovementioned covenants.

6 Additionally, OPC Israel has short-term bank credit facilities, which include financial covenants identical to the abovementioned financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

D.	Capital raising

In March 2026, the Company issued to qualified investors 8,000,000 ordinary shares. The gross proceeds of the issuance totaled approx. USD 257 million (NIS 800 million) and the issuance expenses totaled approx. USD 2 million (approx. NIS 5 million). Qualified Investors who participated in the issuance include Menora Mivtachim Holdings Ltd. and Harel Insurance Investments & Financial Services Ltd. (which were interested parties in the Company as of the issuance date).

Prior to the private placement, the parent company held approx. 47.04% of the Company’s share capital, and subsequent to the completion of the private placement, the parent company’s holding rate was approx. 45.83% of the Company’s share capital (as of the report approval date - approx. 43.84%).

E.	Equity compensation plans

1.	Allocations of offered securities in the Reporting Period:

Offerees and allocation date	No. of options at the grant date (in thousands)	Average fair value of each option at the grant date (in NIS)	Exercise price per option (in NIS, unlinked)	Standard deviation (1)	Risk-free interest rate (2)	Cost of benefit (in USD thousand) (3)

Officer, March 2026 (*)	37	37.91	94.67	30.6%-31.8%	3.46%-3.51%	Approx. 453
Managers and officers, May 2026 (**)	323	48.93	123.11	31.7%-32.8%	3.67%-3.71%	Approx. 5,569

(*) In addition, approx. 4 thousand RSUs were awarded.

(**) In addition, approx. 39 thousand RSUs were awarded.

(1)	The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.

(2)	The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 5 years.

(3)	This amount will be recorded in profit and loss over the vesting period of each tranche.

The offered securities are by virtue of the option plan as set out in Note 16B to the Annual Financial Statements, and include identical terms and conditions and provisions.

2.	Exercise of options and issuance of shares:

During the reporting period, the Company issued approx. 341 thousand ordinary shares as a result of the exercise of approx. 470 thousand options. In addition, the Company issued approx. 7 thousand ordinary shares following the vesting of RSUs.

F.	Profit-sharing plan for CPV Group employees

Further to that which is stated in Note 16C to the Annual Financial Statements regarding a profit-sharing plan for CPV Group employees, the entire plan vested in January 2026 (at the end of five years from CPV Group’s acquisition date), and according to the exercise notices received, a total of approx. USD 70 million was paid to the CPV Group’s employees in March 2026.

In January 2026, a new compensation plan was approved, for the award of new participation units is expected (hereinafter – the “New Plan”); the New Plan is based mainly on conditions similar to those of the 2021 Plan, mutatis mutandis, including, among other things, the cancellation of the option of partial exercise before the end of five years (except under certain circumstances such as a change of control, as defined in the New Plan), and the addition of a certain hurdle rate to the investment amounts. The allocation by virtue of the New Plan was carried out at the beginning of July 2026 (the beginning of the vesting period of January 2026), and as of the Report approval date the overall award reflected approx. 5.2% of the profit-sharing rights (as of the approval date of the New Plan).

The new plan is classified as a cash-settled share-based compensation plan. As of the report date, the Plan’s fair value was estimated at approx. USD 39 million, using an option pricing model (OPM), based on a standard deviation of approx. 33% and a risk-free interest rate of approx. 4.2%.

As of the report date, out of the total fair value of the Plan and taking into account the vesting period, the Group recognized a liability of approx. USD 7 million which was included in Other long-term liabilities line item.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

A.	Agreements

1.	Ramat Beka Project in Israel (in advanced development)

A.	In February 2026, OPC Ramat Beka entered into an engineering, procurement and construction agreement (EPC) for the construction of a substation and a switching station with a total capacity of approx. 970 MW, designed to convert the voltage of the electricity generated in the Ramat Beka Project to the electrical grid, at a total of approx. USD 100 million (approx. NIS 310 million).

The Agreement includes customary provisions for agreements of this type, including collateral, payment execution terms and conditions, the work schedule, warranty periods, and limitations on the contractor’s liability.

Furthermore, it was stipulated that OPC Ramat Beka may terminate the Agreement before a notice to proceed was issued, and the contractor may terminate the Agreement if a notice to proceed was not issued within the period set in the Agreement, all subject to a certain payment to the contractor, as stipulated in the Agreement and in accordance with the circumstances.

The commencement of the construction work in the project area depends, among other things, on the completion of the project’s financial closing, receipt of the required permits and regulatory approvals, and fulfillment of additional conditions as detailed in the Agreement. As of the Report approval date, there is no certainty as to the completion of the abovementioned processes.

B.	On April 16, 2026, OPC Ramat Beka entered into an Engineering, Procurement, and Construction (EPC) agreement for the construction of a photovoltaic power plant with an estimated installed capacity of up to approx. 600 MW, totaling approx. USD 160 million (approx. NIS 500 million).

The Agreement includes customary provisions for agreements of this type, including collateral, payment execution terms and conditions and dates, work schedule, warranty periods, agreed-upon capped compensation, and limitations on the contractor’s liability.

In addition, it was determined that the Project Company may terminate the Agreement prior the issue of the notice to proceed (NTP), and the Contractor may terminate it if no NTP had been issued within the period set in the agreement, all while paying a certain amount as stipulated in the Agreement, as the case may be. The commencement of the construction work in the project area depends, among other things, on the completion of the project’s financial closing and on receipt of the required permits and regulatory approvals. The Company estimates the payments under the Agreement, through the NTP date, to total to immaterial amounts.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

2.	The Hadera Expansion project in Israel (under construction)

A.	In February 2026, Hadera Expansion entered into an agreement with GE Vernova (hereinafter - the "Supplier”) for the supply of the Hadera Expansion power plant’s primary equipment, including the gas and steam turbines and ancillary equipment (hereinafter - "Equipment Supply Agreement"). Under the Equipment Supply Agreement, the Supplier undertook, inter alia, to supply the main equipment in accordance with the agreed timetable and terms. Furthermore, the Equipment Supply Agreement includes certain provisions regarding the equipment’s performance, guarantees, caps and limitation of liability and Supplier warranty in respect of the equipment (which are capped and subject to the prescribed circumstances, terms and conditions).

In addition, at that date, Hadera Expansion engaged with the supplier in a long-term service and maintenance agreement (CSA), according to which the supplier will provide scheduled maintenance services to the Hadera Expansion power plant at a total estimated cost of approx. USD 141 million, linked to various indices, which will be paid over the term of the agreement in accordance with the payment schedule set in the agreement. The maintenance agreement will expire after 30 years from its signing date or upon completion of the required maintenance (quantified according to several parameters as detailed in the agreement), whichever is earlier. The agreement includes, among other things, a mechanism which allows Hadera Expansion to effect an early termination thereof, subject to the conditions set therein.

The agreement includes a reliability guarantee and other undertakings regarding the power plant’s performance (including undertakings regarding emissions) and compensation in the event of failure to meet such performance undertakings; on the other hand, Hadera Expansion undertook to pay bonuses to the supplier in the event of overperformance, up to an aggregate cap for each assessment period.

The agreement includes a corporate guarantee of GE Vernova (Switzerland) GmbH to secure the supplier's undertakings; on the other hand, Hadera Expansion undertook to provide a Company guarantee (or, alternatively, to set up a dedicated maintenance reserve account) to secure its undertakings.

B.	On June 2, 2026, Hadera Expansion entered into an EPC agreement for the construction of a power plant with a joint entity of an international EPC contractor and a local contractor (Solel Boneh Infrastructure Ltd.). In accordance with the EPC Agreement, the Construction Contractor undertook to carry out the Project’s engineering, procurement and construction work, under a turn-key, lump-sum format, in accordance with the milestones, terms and conditions, and dates set by the parties, all in accordance with that which is specified in the construction agreement. In addition, the Key Equipment Supply Agreement detailed in Section A above, was reassigned to the Construction Contractor, upon execution of the construction agreement.

In accordance with the provisions of the construction agreement, Hadera Expansion delivered a notice to proceed (NTP) to the construction contractor on June 30, 2026. The schedule for completion of the construction works as provided for under the Construction Agreement was set for the course of 2030. The Construction Agreement includes an agreed-upon compensation mechanism from the Construction Contractor for non-compliance with the schedule under certain conditions, and a bonus mechanism for early delivery in accordance with the Agreement’s terms and conditions. The compensation and bonus mechanisms are subject to, among other things, capped amounts and limitations of liability as well as other arrangements as is customary in agreements of this type in Israel; it should be noted that the schedules are subject to circumstances that confer upon the Contractor the right to receive an extension in accordance with the arrangements and conditions set out in the Agreement.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

A.	Commitments

2.	The Hadera Expansion project in Israel (under construction)

B.	(cont.)

To ensure that the EPC Contractor meets its undertakings under the Construction agreement, bank guarantees and company guarantees will be provided by the Contractor to secure certain undertakings and performance at certain rates, according to the terms and conditions agreed upon (and subject to caps and to terms and conditions).

The Construction Agreement, including terms and conditions standard for such agreements and other undertakings, including warranty periods and warranty caps, insurance coverages, liability and indemnity, confidentiality, amending provisions, grounds for cancellation and termination and other relevant provisions relating to the Project’s construction and operation, all in accordance with the terms and definitions set forth.

The total consideration to the Construction Contractor, together with the consideration for the Key Equipment Supply Agreement, is payable in installments, in several currencies (some of the installments will be linked to relevant indices),7 as is customary in projects of this type, in accordance with milestones set forth in each of the agreements and which depend on the Project’s progress until it reaches commercial operation. The consideration for these two agreements is expected to amount to approx. USD 1 billion (approx. NIS 3 billion).

C.	In June 2026, Hadera and Hadera Expansion (hereinafter - the “Acquirers”) entered into agreements with Infinya Ltd. for the acquisition of Hadera Power Plant’s land and the land designated for the construction of the Hadera Expansion power plant (which is adjacent to the Hadera Power Plant) (hereinafter - the “Land”) for a total consideration of approx. USD 150 million (approx. NIS 450 million).

On June 30, 2026, the conditions precedent prescribed in the agreements for the completion of the transactions were satisfied. At that date, possession of the land was transferred to the Acquirers, caveats were recorded in their favor and most of the consideration for the land was paid, totaling approx. USD 122 million (approx. NIS 366 million). Accordingly, as from that date, the land was recognized under the property, plant & equipment line item. The outstanding consideration amount was paid subsequent to the report date, such that through the approval date of the financial statements, the consideration was paid in full.

The Acquirers are working to complete the registration of their rights in the land in their name. In accordance with the finance agreements, the land acquired by each of the Acquirers will serve as collateral in favor of its Lenders, as applicable.

For details regarding extending the estimated useful life of the Hadera Power Plant, see Note 2C.

[7]	As of the report date, hedges were made to the currency exposures (USD and EUR) for the Project’s construction, which were designated for cash flow hedge accounting.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

A.	Commitments (cont.)

3.	Winning a tender for the purchase of capacity certificates according to the market model from the system operator (hereinafter – the “Tender")

In July 2026, the results of the second tender were published, in which approx. 501 MW were allocated at a uniform base tariff of 10.2 agorot per available kilowatt, in accordance with the "second price tender" method and subject to the update mechanism set forth in the regulation, with OPC Israel winning8 an allocation of 200 MW, which constitutes approx. 40% of the total capacity allocated. The allocation will begin in August 2026; starting from the seventh month of activity, the obligation to pay for the entire capacity won will come into effect. The procedure also includes a temporary reduction of one agora (NIS 0.01) in the tariff for capacity associated with new consumers who have transitioned from the default vendor, to the capacity won, until December 31, 2027. The allocated power will be available to OPC Israel until December 31, 2029, at which point it may withdraw from the arrangement, in relation to the entire capacity or part thereof, at the end of any 12-month period.

B.	Contingent liabilities

1.	In May 2026, the Hadera Municipality issued a payment demand in respect of a betterment levy, together with an assessment totaling approx. USD 67 million (approx. NIS 194 million) with respect to the exercise of the rights by virtue of NIP 20B by way of issuing a building permit for the Hadera Expansion power plant construction project (hereinafter - the "Project" and the "Assessment", respectively).

To secure the Project’s building permit (required for obtaining the Israeli Electricity Authority’s financial closing approval, which was granted on June 18, 2026), the Company paid approx. 50% of the Assessment in cash during the reporting period, and provided a bank guarantee to the Hadera Municipality for the remaining balance.

The Company disputes the Assessment amount. Therefore, the payment and provision of the guarantee as stated above were carried out under protest and in order to advance the project. Subsequent to the report date, the Company appealed the Assessment through its legal counsel. Based on the Company's assessment and its legal counsel in this matter, the Company recognized in its financial statements a provision for the portion of the assessed amount that it expects to be required to pay. As of the report approval date, there is no certainty as to the outcome of the appeal process or the final assessment amount payable thereunder.

2.	To the best of the Company's knowledge, as of the report approval date, an investigation is being conducted by the Israel Competition Authority regarding the Eshkol tender, in which officers of the Company were questioned.

[8]	According to the winning bid notice, should the investigation concerning the Eshkol Tender (as described in Note 8B2 below) result in the filing of an indictment, the Israeli Electricity Authority would be entitled, at its sole discretion, to revoke the win or take other measures, and the successful bidder would have no claim based on reliance in this regard.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 9 - FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying values of certain financial assets and financial liabilities, including cash and cash equivalents, restricted deposits and cash, trade receivables, other receivables, trade payables and other payables of the Group are the same as or approximate to their fair values. The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

	As of June 30, 2026
	Carrying value (1)	Fair value
In USD million	(Unaudited)	(Unaudited)
Loans from banking corporations and financial institutions (Level 2)	2,091	2,117
Loan from TEF (Level 2) (*)	207	209
Loans from non-controlling interests (Level 2)	158	157
Bonds (Level 1)	527	535
	2,983	3,018

	As of June 30, 2025
	Carrying value (1)	Fair value
In USD million	(Unaudited)	(Unaudited)
Loans from banking corporations and financial institutions (Level 2)	740	745
Loans from non-controlling interests (Level 2)	136	136
Bonds (Level 1)	533	520
	1,409	1,401

	As of December 31, 2025
	Carrying value (1)	Fair value
In USD million	(audited)	(Audited)
Loans from banking corporations and financial institutions (Level 2)	1,046	1,060
Loans from non-controlling interests (Level 2)	138	140
Bonds (Level 1)	592	591
	1,776	1,791

(1)	Including current maturities and interest payable.

(2)	With respect to the construction of the Basin Ranch project, a loan was received from TEF on favorable conditions, bearing a nominal interest rate of 3%. The carrying value of the loan was calculated by discounting the cash flows at a market interest rate of approx. 7.2%, reflecting the interest rate for loans provided on similar terms but without favorable conditions. As of the report date, the loan’s outstanding par value is approx. USD 318 million. The difference between the outstanding par value of the loan and its carrying value of approx. USD 111 million constitutes the discount balance, which was created upon initial recognition; this amount is amortized to the income statement as finance expenses over the loan term, using the effective interest method. For additional information, see Notes 3E4 and 14B4 to the Annual Financial Statements.

For details regarding the Group’s risk management policies, including entering into derivative financial instruments as well as the manner of determining the fair value, see Note 21 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 9 - FINANCIAL INSTRUMENTS (cont.)

B.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis, using an valuation method.

The evaluation techniques and various levels were detailed in Note 21 to the Annual Financial Statements.

	As of June 30		As of December 31
	2026	2025	2025
In USD million	(Unaudited)		(Audited)

Financial assets
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	13	12	(1) 13
Forwards on exchange rates (3)	3	-	-
Energy margin hedges (Level 2) (2)	1	-	-

Total	17	12	13

Financial liabilities
Derivatives used for hedge accounting

Forwards on exchange rates (3)	(29)	-	-
Energy margin hedges (Level 2) (2)	(93)	-	-

Total	(122)	-	-

(1)	The nominal NIS-denominated discount rate range in the value calculations is 3.9%-4.5% and the real discount rate range is 1.3%-2.1%.

(2)	Due to first-time consolidation of the Shore and Maryland Power Plants. For details, see Notes 6B and 6C above.

(3)	As of the report date, mainly includes hedges to currency exposures (USD and EUR) for the construction of the Hadera Expansion and Ramat Beka projects designated for cash flow hedge accounting.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.	General

1.	Further to Note 1 to the Annual Financial Statements, on February 28, 2026, there was a significant escalation in regional geopolitical conditions, upon the outbreak of a substantial large-scale military conflict between Israel and US military forces on the one hand and Iran on the other hand, which also involved Iranian attacks on other countries in the Middle East (hereinafter - "Operation Lion’s Roar”). As part of the Operation, inter alia, air routes in Israel were suspended, a general state of emergency was declared across the Israeli home front - limiting activities in the public sphere, and a large-scale reserve mobilization was carried out.

During Operation Lion's Roar, all gas rigs (including the Karish Reservoir) were shut down for varying periods of time; as of the Report approval date, the three gas reservoirs have been fully reactivated. With regard to the Tamar gas reservoir, it was shut down for only a few days at the beginning of Operation Lion's Roar such that when it was operated all of the Company's gas needs were met; some of the gas was acquired at a price higher than the alternative price from the Karish Reservoir with an immaterial effect as of the report approval date.

In addition, in light of the state of emergency declared in Israel, there has been some decline in demand for a short period of time, the effect of which is immaterial. In addition, force majeure notices were received from suppliers and contractors alongside limited availability of work teams and foreign experts at the activity sites in Israel, including for the Sorek 2 site (which is currently under acceptance tests).

On April 8, 2026, a temporary ceasefire with Iran was declared, while disruptions to maritime traffic in the Strait of Hormuz continued. On April 17, 2026, a temporary ceasefire was declared in Lebanon, and during June 2026, it was reported that negotiations are being conducted for a ceasefire and a settlement between Israel and Lebanon.

The Company believes that Operation Lion’s Roar did not have a material effect on its business activity and/or financial results.

Subsequent to the report date, during July 2026, military escalation between the United States and Iran resumed, due to, among other things, the continued restrictions on maritime traffic in the Strait of Hormuz. As of the report approval date, direct fighting between Israel and Iran has not resumed; however, there are substantial concerns regarding a resurgence of hostilities with Iran and Lebanon.

The abovementioned events involve significant uncertainty and may adversely affect the macroeconomic environment, including adversely affect the Israeli economy’s robustness as well as the global economic activity. The deterioration in the security situation may have an adverse effect on the Group’s activities in Israel, activities of the Company’s customers and suppliers in Israel, as well as adversely affect the Group’s operating results, the availability and cost of capital and sources of financing required by the Group.

Therefore, as of the report approval date, it is impossible to assess the effect of the above on the Group and its results of operations, if any, in the short and medium term.

2.	In the six-month period ended June 30, 2026 and 2025, the Group acquired property, plant & equipment totaling approx. USD 2,069 million and approx. USD 29 million, respectively. The amount of purchases in the reporting period includes: (a) property, plant, and equipment acquired as part of the first-time consolidation of the Basin Ranch, Shore and Maryland power plants totaling approx. USD 1,604 million; (b) non-cash purchases totaling approx. USD 82 million; (c) credit costs capitalized to the cost of property, plant, and equipment totaling approx. USD 17 million.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2026 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

A.	General (cont.)

3.	For further details regarding developments in credit from banking corporations and others, bonds, guarantees and equity in the Reporting Period and thereafter, see Note 7.

4.	For further details regarding developments in commitments, claims and other contingent liabilities during the Reporting Period and thereafter, see Note 8.

B.	OPC Israel

Further to Note 10B5 to the Annual Statements regarding the Ramat Beka Project, in January 2026, the National Infrastructures Committee approved a plan for a consolidated project for both tenders and after the lapse of the period during which no request was received for a discussion by the Government, on March 17, 2026, the Government-approved plan (dated March 16, 2026) was published in the Official Gazette. Accordingly, the remaining bid amount (80%), totaling approx. USD 370 million (approx. NIS 1.1 billion) (with added VAT), is expected to be paid during the second half of 2026, once the required procedure is finalized by the ILA.

C.	CPV Group

1.	Further to Note 23A3 to the Annual Financial Statements, following is information regarding investment undertakings and provision of loans by OPC Power’s partners (in USD million):

	Immediately prior to the report approval date	As of June 30, 2026	As of December 31, 2025

Total investment undertakings and loan provision (a)(b)	1,805	1,805	1,535
Utilization (c)	(1,805)	(1,805)	(1,535)
Balance of investment undertakings and loan provision	—	—	—

A.	Following the construction commencement of the Basin Ranch project, completion of transactions for the acquisition of ownership interests in the Basin Ranch and Shore power plants, and the signing of an agreement to increase ownership interests in the Maryland power plant as described in Note 6, during the reporting period, the investment undertakings and the shareholder loans undertakings of all partners were increased by approx. USD 270 million.

B.	The said amounts do not include: (1) an additional investment commitment for backing guarantees which were or will be provided for the purpose of development and expansion of projects – each partner based on its pro rata share in the partnership, for a total of approx. USD 75 million. (2) Investment undertakings approved during the reporting period totaling approx. USD 232 million (in addition to those stated in Section A above), which may be exercised through June 2031, in respect of securing letters of credit provided by the Company/backed by a Company guarantee with respect to the construction of the Basin Ranch project as described in Note 14C to the Annual Financial Statements.

C.	In the Reporting Period, the Company and non-controlling interests (both directly and indirectly) made equity investments in the Partnership and advanced loans totaling approx. USD 206 million and approx. USD 64 million, respectively.

2.	Dividends and capital distributions from associates

During the Reporting Period, the CPV Group received dividends and capital distributions from associates totaling approx. USD 64 million. Of the amount received in the Reporting Period, a total of approx. USD 25 million was received from Valley, a total of approx. USD 19 million was received from Three Rivers, and a total of approx. USD 9 million was received from each of the Towantic and Fairview companies.